SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  Amendment to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                      Commodore Applied Technologies, Inc.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                  202 630 10 9
                                  ------------
                                 (CUSIP Number)


                             John A. Stevenson, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                       47 avenue Hoche, Paris 75008 France
                              011(331) 44 09 46 00
                              --------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                February 6, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box |X|.


                         (Continued on following pages)


                               Page 1 of 4 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
    CUSIP NO.                                                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Caisse Regionale de Credit Agricole
           Mutuel de la Charente Maritime Deux Sevres
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                     (b)  |X|
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      3    SEC USE ONLY

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      4    SOURCE OF FUNDS*

           WC
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      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(E)                                   |_|
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      6    CITIZENSHIP OR PLACE OF ORGANIZATION

           France
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      NUMBER OF                 7   SOLE VOTING POWER
        SHARES                      0 (see item 5(b))
     BENEFICIALLY              ------------------------------------------------
    OWNED BY EACH               8   SHARED VOTING POWER
      REPORTING                     0
     PERSON WITH               ------------------------------------------------
                                9   SOLE DISPOSITIVE POWER
                                    6,000,000
                               10   SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,000,000 shares of Common Stock
-------------------------------------------------------------------------------
      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                  |_|

-------------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.49%
-------------------------------------------------------------------------------
      14   TYPE OF REPORTING PERSON*

           BK
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                               Page 2 of 4 Pages

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value of $.001 per share (the "Common Stock"), of Commodore Applied Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 2121 Jamieson, Suite 1406, Alexandria, Virginia 22314.

Item 2.  Identity and Background.

The entity filing this statement is Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux Sevres ("CADS"), a banking institution organized under the laws of France. The address of CADS's principal business and principal office is 4 boulevard Louis Tardy, 79028 Niort Cedex 9 France. During the last five years, CADS has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 3, 1993, CADS and the parent corporation of the Issuer, Commodore Environmental Services Inc., a Delaware corporation ("COES"), entered into a Bond Purchase Agreement (as amended, the "Bond Purchase Agreement"), pursuant to which CADS purchased two convertible bonds issued by COES in the respective face amounts of US$ 2,500,000 and US$ 1,500,000.

In 1998, COES pledged an aggregate of 6,000,000 shares of the Issuer's Common Stock owned by it to CADS as collateral for repayment of the bonds in substitution of other collateral.

The purchase price of the bonds was obtained out of CADS's working capital as an investment for its own account.

On December 4, 2000 the bonds matured and the Issuer's parent COES failed to repay the principal. CADS agreed to forbear from declaring a default pending the outcome of good faith negotiations with COES. On February 6, 2001 negotiations were terminated and CADS declared a default under the Bond Purchase Agreement, which default gave CADS the right to take possession of the 6,000,000 pledged shares of Common Stock.

Item 4.  Purpose of Transaction.

CADS purchased the convertible bonds (in relation to which the 6,000,000 shares of Common Stock beneficially held by CADS have been pledged) for investment purposes.

CADS intends to sell the 6,000,000 pledged shares of Common Stock if, when and as market conditions permit.

Otherwise, CADS has no present plans or intentions which would result in or relate to any of the transactions described in subparagraph (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) CADS currently holds no Common Stock and is in the process of foreclosing on the pledge of 6,000,000 shares of Common Stock. In the aggregate, the shares represent approximately 12.49% of the 48,026,172 shares of Common Stock outstanding as of November 14, 2000 according to the Issuer's Form 10Q filed on such date.

                               Page 3 of 4 Pages

(b) CADS has undertaken to abstain from voting any of the 6,000,000 shares of Common Stock pledged to CADS for as long as CADS holds such shares. CADS has the right to dispose of such 6,000,000 shares.

(c)   None.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Items 3, 4 and 5(b) above.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit 7.1 Undertaking Letter dated February 6, 2001 by Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux Sevres to the Company.

The Bond Purchase Agreement is incorporated by reference to Exhibit 10 of COES' Form 10-K dated April 14, 1994.

The Amendatory Letter Agreement dated December 2, 1998 between Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux Sevres and Commodore Environmental Services, Inc. is incorporated by reference to Exhibit 7.1 of CADS' Schedule 13D with respect to the shares of COES dated February 14, 2001.

The Amendatory Letter Agreement dated May 30, 2000 between Caisse Regionale de Credit Agricole Mutuel de la Charente Maritime Deux Sevres and Commodore Environmental Services, Inc. is incorporated by reference to Exhibit 7.2 of CADS' Schedule 13D with respect to the shares of COES dated February 14, 2001.


                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001


                                    Caisse Regionale de Credit Agricole
                                    Mutuel de la Charente Maritime Deux Sevres


                                    By: /s/ Derouault Yves
                                       ---------------------------------
                                    Name:  Derouault Yves
                                    Title: Directeur Financier


                               Page 4 of 4 Pages